

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2012

<u>Via Email</u>
Marichelle Stoppenhagen
President
MySkin, Inc.
410 32nd Street, Suite 203
Newport Beach, CA 92663

> **Re:** **MySkin, Inc.**
> **Amendment No. 3 to Form 10**
> **Filed October 29, 2012**
> **File No. 000-54582**

Dear Ms. Stoppenhagen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10, filed on October 29, 2012</u>

<u>Business, page 3</u>

1. Please reconcile your response to prior comment 2 from our letter dated September 10, 2012 that MTA sets the fees paid by client with your revenue recognition policy statement on page 18 that you set the sales price and bear the collection risk.

2. We note your response to prior comment 3 from our letter dated September 10, 2012 and partially reissue. Please revise your disclosure to clarify the specific statutory provisions relied upon in structuring your fee sharing arrangement.

3.   We partially reissue prior comment 6 from our letter dated September 10, 2012. Please clarify who performs the various services you provide to MTA and how and by whom they are compensated.

Executive Compensation, page 23

4.   The disclosure in footnote two that there were no forfeitures in 2010 is inconsistent with the disclosure in the remainder of the footnote. Please reconcile.

Certain Relationships and Related Party Transactions, page 24

5.   We partially reissue comment ten from our letter dated September 10, 2012. Please reconcile the disclosure in this section with the financial statements and footnotes to the financial statements, which suggest additional amounts due to related parties in 2010.

Item 13. Financial Statements and Supplementary Data, page 30

December 31, 2011 Financial Statements, page 30

Notes to Financial Statements, page 36

Note 1. Summary of Significant Accounting Policies, page 36

Current Operations and Background, page 36

6.   We note your disclosure here that MTA is obligated to pay MySkin a monthly service fee equal to forty percent (40%) of gross collected revenue with a minimum amount of $2,500 per month ("Service Fee"). We further note your disclosure on pages 18, 37 and 47 that gross profit equals the Company's management fee. Please advise us of the following:

- Explain to us and revise to clearly describe the difference between the service fee (40% of MTA's revenue or a minimum of $2,500 per month) and the management fee (gross profit of MySkin), if any;

- Tell us where you have recorded the service fee owed/paid to MySkin by MTA in MySkin's financial statements for fiscal 2010 and 2011 and the first six months of 2012;

- Quantify for us the total amount of service fee owed/paid to MySkin by MTA on a month by month basis for fiscal 2010 and 2011, and the first six months of 2012, specifically demonstrating when the minimum fee of $2,500 per month was paid; and

- Explain to us why the management fee to MySkin is only $14,272 in 2011 when the monthly minimum of $2,500 would at least result in $30,000 of management fees for the year.

Revenue Recognition, page 37

7.   We note in your response to comment 15 of our letter dated September 10, 2012 the reasons for your conclusion to record revenues on the gross basis. We further note the following:

- On page ten of your Form 10-12G/A3 you state that all services related to the practice of medicine are solely done by MTA, and on page nine you state that the Company is not permitted to engage in the practice of medicine under California law.

- In response to comment 13 of our letter dated September 10, 2012 you state that MTA sets pricing for medical services provided, makes decisions on the type of medical services and medical services involving prescribed medical devices and prescribed medical treatments to be used on patients and that there is no risk of collection because payment is made at the time of service.

- On page three of your Form 10-12G/A3 you state that MySkin only offers management services to MTA, and is only entitled to a monthly service fee equal to forty percent (40%) of the gross collected revenue with a minimum amount of $2,500 per month.

These factors do not appear to support gross revenue reporting by MySkin, and it remains unclear to us why your revenues are solely comprised of aesthetic services performed by and products sold by MTA. Based on your disclosures and responses to-date, it appears to us that your revenues should instead be comprised of the service fee revenue (40% of gross collected revenue or a minimum of $2,500 per month, as applicable) and MTA's reimbursement of management expenses incurred by MySkin. Please revise accordingly, or further explain to us why you believe that a revision is not necessary and why you believe your gross reporting of MTA's revenues by MySkin is appropriate.

8.   We note in your response to comment 16 of our letter dated September 10, 2012 that the reimbursement of expenses by MTA is not included in total revenue, but is recorded as a reduction in expense. Please advise us of the following:

- Further explain to us your basis for recording the reimbursement of management expenses as a reduction in expenses on MySkin's statements of operations, and tell us the generally accepted accounting guidance that you follow to support this treatment;

- Revise to separately quantify the total management expenses incurred by MySkin in fiscal 2010, 2011 and the first six months of 2012 that were subject to reimbursement by MTA;

- Revise to separately quantify MTA's total reimbursement to MySkin of its management expenses in fiscal 2010, 2011 and the first six months of 2012; and

- Please revise to clearly identify and quantify any expenses incurred by MySkin in fiscal 2010, 2011 and the first six months of 2012 that were not subject to reimbursement by MTA.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director